Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299



Letter from J. Wayne Leonard to Entergy Employees dated August 2,
2000.




[Entergy logo]                       Entergy Corporation
                                     639 Loyola Avenue
                                     New Orleans, LA 70113
                                     Tel 504 576-5876
                                     Fax 504 576-2776
                                     Email wleonarATentergy.com



                                     J. Wayne Leonard
                                     Chief Executive Officer




                                             August 2, 2000


Dear Entergy Employees and Families,

On July 31, we announced that Entergy and FPL Group, parent company of Florida Power & Light, have agreed to a merger of equals, creating the largest power company in the country. The new company will be the largest U.S. electric utility, with 6.3 million retail customers. Including regulated and unregulated businesses, it will also be the nation's largest power producer. The merger, which was approved by both companies' boards on Sunday, will provide significant benefits to our employees, customers and shareholders.

We made this move for many reasons. As you know, deregulation is rapidly changing the utility industry. To succeed, companies will have to build clear competitive advantages. While bigger is not always better, this combination gives us valuable advantages of scale, for two key reasons.

First, Florida Power & Light is a premier performer in customer service and electric generation. It ranks in the top 10 percent of the industry in plant operations and customer service and in the top 25 percent for system reliability. Bringing together the talent of our two companies, and sharing best practices, will strengthen us both. Second, Florida Power & Light's strategy is closely aligned with ours: a commitment to excellent utility operations and growth in wholesale energy markets with a focus on clean, low-cost generation from nuclear, gas, and renewable sources. So combining our two companies will sharpen our focus, while allowing us to accelerate our growth and accomplish things we couldn't do on our own.

Florida Power & Light is a natural partner for us. We share a corporate culture dedicated to safety, operational excellence, environmental stewardship, corporate citizenship and diversity in the work force.

We have determined many of our management team members, who will assume their new positions after the transaction closes. I will serve as president and CEO of the new company, and the CEO and Chairman of FPL, James L. Broadhead, will serve as chairman. Our corporate offices will be in Juno Beach, Fla. The headquarters for all utility operations of the new organization (the largest in the country) will be based here in New Orleans.

Paul Evanson of FPL will be president of the new company's utility group, which will be headquartered in New Orleans.
He will also remain president of Florida Power & Light. The five Entergy utilities will be led by their current presidents and will report to Paul.

In addition, Don Hintz will become president of the Operations Group in the new company. Reporting to Don will be: Tony Rodriguez, currently senior vice president of FPL's Power Generation Division, who will become president of Fossil Generation Operations; Jerry Yelverton, who will become president of Nuclear--Northeast, Southwest and Midwest Regions and Acquisitions; and Tom Plunkett, FPL's President of Nuclear Division, who will become president of Nuclear--Southeast Region and Best Practices for the new company.

Entergy CFO John Wilder will serve as president of the non-regulated businesses. One of his direct reports will be Geoff Roberts, currently president and CEO of Entergy
Wholesale Operations, who will serve as president of Power
Development--Fossil.

While this is unquestionably an excellent move for our company, I realize that change often brings stress and anxiety for the individuals involved. I believe the best way to reduce that is by giving you as much information as we can as quickly as we can. We have attempted to do that through the online edition of Inside Entergy and a series of employee meetings. Unfortunately, we don't have all the specifics worked out at this point. Transition teams made up of employees from both Entergy and FPL Group will be formed to study those issues. I am personally committed to sharing their findings with you as soon as possible.

One thing I can tell you now is that we expect our aggressive growth strategy to help mitigate the need for job reductions as a result of the merger. But as with any merger, it is inevitable that there will be some overlap in jobs, particularly in the corporate offices. We will do everything possible to avoid involuntary reductions by keeping Entergy's Commitment to Employees. And, of course, we will honor our contracts with union employees.

There are numerous regulatory and other approvals we must seek, but our objective is to complete the merger within 15 months. Again, we will make every effort to keep you up to date on developments throughout the process.

Your efforts and accomplishments have provided the foundation for this outstanding opportunity for our company.
I know I can count on you to keep focused on the business at hand of serving our customers while we work toward completing this merger.

Sincerely,

/s/ J. Wayne Leonard

J. Wayne Leonard

Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement /prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of
Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger.
Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.